UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

8 December 2005
Number: 47/05

NEW BOARD APPOINTMENTS - BHP BILLITON

BHP Billiton Chairman Don Argus announced today that senior executives Marius Kloppers and Chris Lynch would join the BHP Billiton Board effective 1 January 2006.

Announcing the appointments Don Argus said: "Both appointments will strengthen the depth and experience on the Board. The appointments are consistent with our ongoing program of Board renewal. These executive appointments are in addition to the ongoing program of replacing retiring non-executive directors and we will continue to refresh our non-executive Board membership over time."

Mr Kloppers was today also appointed Group President with responsibility for the non-ferrous businesses replacing Mike Salamon who has moved to the role of Executive President of BHP Billiton. Mr Kloppers previously held the position of Chief Commercial Officer with responsibility for Marketing, Strategy and Business Development, Exploration and Technology.

Mr Lynch is the Chief Financial Officer. He joined BHP Limited in 2000 as Chief Financial Officer of the Minerals Group and took over as Chief Financial Officer for the BHP Billiton Group in September 2001.

Both Mr Kloppers and Mr Lynch are members of the Office of Chief Executive.

With Executive Directors Chip Goodyear and Mike Salamon these appointments bring the total number of Executive Directors to four.

Biographical details:

Marius Kloppers
BE (Chem), MBA, PhD (Materials Science), 43

Chief Commercial Officer. From 1 January 2006 Group President (Non Ferrous)

Member of the Office of Chief Executive.

Joined the Group in 1993 and appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer and General Manager of Hillside Aluminium.

Chris Lynch
BComm, MBA, FCPA, 51

Chief Financial Officer

Member of the Office of Chief Executive.

Joined the Group in 2000 as Chief Financial Officer of the Minerals Group and appointed Chief Financial Officer in September 2001. He was Vice President and Chief Information Officer for Alcoa Inc based in Pittsburgh, US, and Chief Financial Officer, Alcoa Europe located in Lausanne, Switzerland. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc and Kobe Steel, Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, US, and Corporate Accounting Manager at Alcoa of Australia Ltd.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 8 December 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary